

February 16, 2007

Via Facsimile (617.951.7050) and U.S. Mail

Jane D. Goldstein, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110

> **Re:** **Domino's Pizza, Inc.**
> **Schedule TO-I filed February 7, 2007**
> **File No. 005-80414**

Dear Ms. Goldstein:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

7. Conditions of the Offer, page 24

1. It is our position that a material change in the offer occurs when the offer becomes fully financed (i.e., the financing conditions have been satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Please advise of your intent in this regard. We may have further comment.

2. We refer you to your disclosure in the first paragraph of this subsection and in numbered paragraph (1). Please note that you may terminate the Offer if any of the described

events occur prior to Expiration, not "prior to the time of payment of any shares." Please revise accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions